

September 24, 2014

Via E-mail
Mr. Brad W. Buss
Chief Financial Officer
SolarCity Corporation
3055 Clearview Way
San Mateo, California 94402

> **RE:** **SolarCity Corporation**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed March 18, 2014**
> **Form 10-Q for the Period Ended June 30, 2014**
> **Filed August 7, 2014**
> **Form 8-K**
> **Filed August 7, 2014**
> **File No. 1-35758**

Dear Mr. Buss:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Management's Discussion and Analysis

Critical Accounting Policies

Deferred U.S. Treasury Department Grant Income, page 53

2. Given that it appears only solar energy systems that began construction prior to the end of 2011 are eligible for the U.S. Treasury grant program, please expand your disclosures to explain how you continue to be eligible for new grants and how much longer you expect to continue to be eligible for new grants under this program.

Liquidity and Capital Resources, page 69

3. We note your disclosures on page 31 in which you obtained waivers related to covenants contained in your debt agreements. Please expand your disclosures to address the following:

   • Please disclose the terms of waivers received, including how long the terms of the covenants were specifically waived;

   • Please disclose the potential impact on your liquidity and capital resources if you do not comply with any remaining covenants and/or are unable to obtain a waiver of compliance in the future. Specifically, you should state whether noncompliance with any remaining covenants could lead to the acceleration of payments due under any of your debt arrangements; and

   • Please disclose the specific terms of the significant financial covenants to which you are subject with any required ratios/amounts. Please disclose the actual ratios/amounts as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

4. Please disclose the current amount of unused borrowing capacity available under your debt agreements without violating any debt covenants. Refer to Item 303(a)(1) of Regulation S-K.

Operating Activities (Restated), page 69

5. Please expand your disclosures to better explain increases in deferred revenue each period presented. For the year ended December 31, 2013, your disclosures indicate that the increases are related to upfront lease payments received from customers and solar energy system incentive rebate payments received from various state and local governments. Please clarify the structures under which you are receiving these large upfront lease payments. Please help us understand why there would not be corresponding increases in the lease-pass through financing obligations from December 31, 2012 to

December 31, 2013, as our understanding is that this is the primary structure under which you receive upfront lease payments.

Financial Statements

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies and Procedures

Corrections and Restatement of Prior Period Amounts, page 82

6. Please help us better understand the nature of the restatement related to the presentation of non-cash stock-based compensation costs on the statements of cash flows pursuant to ASC 230. Please advise why the restatement reduced the amount of stock-based compensation expense presented as a reconciling item to arrive at net cash provided by operating activities.

Note 14. Solar Asset-Backed Notes and Securitization, page 113

7. In regard to the transaction in November 2013 in which you terminated a lease pass-through arrangement and issued $54 million in Solar Asset Backed Notes, please address the following:

- Please disclose the carrying amount and classifications of the corresponding assets securitized by the notes. Refer to ASC 860-30-50-1A(b);

- You granted the right to participate in the future residual returns of a SPE, which you wholly own, to an investor as part of the November 2013 securitization transaction and recorded a liability related to this right. Please help us understand how you determined the appropriate balance sheet classification of this right, including what consideration was given as to whether these rights represent redeemable noncontrolling interests pursuant to ASC 810-10-45; and

- In connection with the pooling of assets that were transferred to the SPE, you terminated a lease pass-through arrangement with an investor that had been accounted for as a borrowing. The balance that was outstanding under this arrangement was $56.4 million. You paid the investor $40.2 million and issued the investor the right to participate in the future residual returns of the SPE for which you recorded liabilities of approximately $15.8 million at December 31, 2013. In a similar manner, we note that you terminated a lease pass-through arrangement in April 2014 for purposes of transferring assets into another SPE for additional Solar Asset-Backed notes. Please expand your disclosures in the Liquidity and Capital Resources section of MD&A to better explain the business purposes of terminating lease pass-through borrowing arrangements in exchange for new Solar Asset Backed Notes.

Note 22. Income Taxes, page 126

8. You released $24.8 million of your deferred tax asset valuation allowance as a result of recording a net deferred tax liability of $24.8 million in your acquisition of Zep Solar. Please disclose that the deferred tax liabilities you are relying on in your assessment of the realizability of these deferred tax assets will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets.

Form 10-Q for the Period Ended June 30, 2014

Note 15. Commitments and Contingencies

Other Contingencies, page 19

9. For certain matters, you state that you intend to defend yourself and pursue your own claims or that you believe that the claims are without merit and intend to defend yourself. Please confirm that you have determined that there is not at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred for these matters. Alternatively, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

Item 4. Controls and Procedures, page 35

10. Based on the evaluation of disclosure controls and procedures as of June 30, 2014, your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were effective as of June 30, 2014, except for the impact of material weaknesses in your internal control over financial reporting. We believe that Item 307 of Regulation S-K requires your officers to conclude if your disclosure controls and procedures are "effective." We do not believe it is appropriate for your officers to conclude that your disclosure controls and procedures are effective "except for" certain identified problems. Your officers must definitively conclude whether your disclosure controls and procedures are effective or ineffective. Your officers should consider the identified problems in determining if your disclosure controls and procedures are effective. If your officers conclude your disclosure controls and procedures are effective, please disclose the basis for their conclusion in light of these material weaknesses.   If you determine that your disclosure controls and procedures were ineffective as of June 30, 2014 when considering these identified problems, please amend your Form 10-Q for the period ended June 30, 2014 to include your revised assessment of your disclosure controls and procedures.

Form 8-K Filed August 7, 2014

11. Your present estimated nominal contracted payments remaining and retained value as these are operating metrics that you rely upon to manage your business and believe present a meaningful representation of your new sales activity and business outlook. Please expand your disclosures to discuss the basis and limitations of each of these metrics. Please ensure your revised disclosures address the following:
   - Please disclose all significant assumptions used in arriving at these metrics. For example, it is not clear what discount rate is being used to determine retained value;
   - Please describe the basis for any significant assumptions used in arriving at these measures. For example, you should disclose your basis for assuming that all energy contracts will be renewed at a rate equal to 90% of the contractual rate in effect at expiration of the initial term. Please also provide a quantitative sensitivity analysis of the effects of changes in any significant assumptions on these measures. Please also tell us what consideration you gave to separately presenting the "retained value under energy contract" and "retained value renewal" to help better illustrate the impact if customers do not renew their contracts after the initial 20 year term;
   - In your determination of retained value, please describe in more detail your basis for the assumptions regarding estimated expenses and amounts you are obligated to distribute to your fund investors; and
   - Please discuss any limitations of these metrics. For example, if lease contracts can be terminated early under specific circumstances, you should disclose that your metrics do not take into account these potential early terminations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or, in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief